PROSPECTUS SUPPLEMENT NO. 58                Filed pursuant to Rule 424(b)(3)
To the Prospectus dated January 24, 1997,        Registration No.: 333-01926
As Supplemented to Date

                                     2,240 Shares

                                          of

                     Class B Common Stock of Doctors Health, Inc.

    This Prospectus Supplement No. 58 relates to the issuance by Doctors
Health, Inc., a Maryland corporation ("Doctors Health") of 2,240 shares of its Class B Common Stock, par value $.01 per share (the "Class B Common Stock") pursuant to the Primary Care Participation Agreement (the "Participation Agreement") to be entered into between Dr. David Hartig ("Physician"), and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 24, 1997, the Prospectus Supplement No. 26 (Shareholders Letter Agreement), the Prospectus Supplement No. 29 which contains the Company's Annual Report on Form 10-K for the period ended June 30, 1997, and the Prospectus Supplement No. 46 (Current Report on Form 8-K)..
    Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT, OR THE SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                                   _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   _______________

    See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

    The date of this Prospectus Supplement is October 31, 1997.

                                     RISK FACTORS

Financial Performance of Doctors Health

    Doctors Health has a limited operating history and for the fiscal years ended June 30, 1996 and 1997 recorded a net loss of $7.2 million and $16.2 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1997. There can be no assurance that after the Closing Date Doctors Health will earn operating profits.

Risk Factors set forth in the Prospectus dated January 24, 1997

    The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

PROPOSED PRIMARY CARE PARTICIPATION AGREEMENT

    The following description of the transactions contemplated by the Participation Agreement does not purport to be complete and is qualified in its entirety by reference to the Participation Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Participation Agreement in its entirety.

General

    Pursuant to the Participation Agreement, (i) Physician agrees to participate in the managed care agreements that Doctors Health enters into with Payors who have contracted with Doctors Health with respect to HMO managed care products ("Doctors Health HMO Plans"), (ii) Physician agrees to provide eligible persons who elect to enroll in Doctors Health HMO Plans (each, a "Doctors Health HMO Member") with those primary care services customarily provided by primary care physicians, as may be required by the Doctors Health HMO Plans, (iii) Physician will be paid cash in the amount of $39,200 upon execution of the Participation Agreement and satisfactory completion of credentialling of Physician by Doctors Health, and (iv) Doctors Health will issue to the Physician 2,240 shares of its Class B Common Stock.

Access to Doctors Health Services; Credentialling

    Pursuant to the Participation Agreement, Doctors Health agrees to provide to Physician, once Physician has 100 Doctors Health Members in his medical practice and at no cost to Physician, access to the managed care component of Doctors Health's information system, which offers patient registration, referral tracking and management and data management capabilities. Doctors Health will also undertake to credential Physician, at no cost to Physician. Pursuant to the Participation Agreement, Physician agrees to cooperate with the Doctors Health credentialling and review process at no cost to Physician.

Exclusive IPA Arrangement

    Pursuant to the Participation Agreement, Physician agrees to participate in the managed care agreements that Doctors Health enters into with Doctors Health HMO Plans. Physician is required pursuant to the Participation Agreement to cooperate with Doctors Health in accepting Doctors Health HMO Members under the Doctors Health HMO Plans, and agrees not to participate or contract with any other HMO or other payor offering managed care or other risk-type plans directly or indirectly; provided, however, that if Doctors Health chooses not to pursue a contract with an identified HMO or is unable to negotiate such a contract within a commercially reasonable time period, Physician shall be free to pursue a contract with the identified HMO.

Capitation Rates; Bonus Pool

    The Participation Agreement provides that Doctors Health will determine the commercial and Medicare primary care base capitation rates using their good faith best efforts to reflect the prevailing market rate for the county and city in which Physician provides covered services (the "Primary Care Base Capitation Rates"). The Primary Care Base Capitation Rates may be adjusted for age and sex of the Doctors Health HMO members. The Primary Care Base Capitation Rate shall be adjusted by an amount up to ten percent each based upon (i) a formula for Commercial HMO Members taking into account certain factors as capitation panel size, Doctors Health membership growth, scheduled office hours and service and medical care coordination considerations; and (ii) a formula for Medicare HMO Members taking into account the number of HMO Members served by Physician's medical practice. The Commercial and Medicare formulas are set forth on Exhibit D-21 of the Participation Agreement. All payments of the Primary Care Base Capitation Rates will be made by Doctors Health directly to Physician, by the fifth day of the month for the prior month's enrollment. Physician agrees pursuant to the Participation Agreement not to seek or collect or accept any reimbursement from Doctors Health HMO Members or the Doctors Health HMO Plans for any covered services provided to Doctors Health HMO Members, except for copayments and coinsurance.

    The Participation Agreement also provides that Physician may participate in a bonus pool established by Doctors Health's affiliated physicians. The amount of bonus awards are determined according to Doctors Health's primary care bonus system, rewarding high clinical quality, appropriate utilization, patient satisfaction and retention and the extent of cooperation with other participating physicians, and Doctors Health. Based upon these factors, Physician may receive a bonus based upon the surplus generated in Physician's panel of Doctors Health HMO Members, after managed care expenses, up to a maximum of 25% of all Primary Care Base Capitation payments received by Physician that year or the limits provided by applicable health care regulations. Bonus awards for a calendar year, if any, will be paid by April of the following year. There can be no assurance that a bonus will be paid in any given year or, if paid, as to the amount of any bonus. A copy of Doctors Health's bonus system for primary care physicians is on file at the offices of Doctors Health and will be made available at the request of Physician.

Obligations of Physician

    Pursuant to the Participation Agreement, Physician agrees to abide by and comply with the relevant provisions of the agreements between Doctors Health and the Doctors Health HMO Plans. Doctors Health will provide Physician with all relevant provisions that may apply to such Physician. In such connection, the Participation Agreement provides that Physician shall work cooperatively and in good faith with Doctors Health and the other Doctors Health affiliated physicians providing services to the Doctors Health HMO members. Physicians are required to (i) prepare and maintain customary medical records for services provided to Doctors Health HMO Members and provide Doctors Health with access to such records without charge, (ii) comply with and accept the payment conditions of the Participation Agreement, (iii) comply with managed care medical standards adopted by Doctors Health affiliated physicians as part of the arrangements with the Doctors Health HMO Plans, and (iv) cooperate with Doctors Health's efforts to contact eligible Medicare and adult medicine patients in Physician's practice, including providing mailing lists and the use of Physician's name in correspondence, and (v) sign and submit in a timely manner authorizations, consents, encounter data and other forms adopted by Doctors Health.

    Pursuant to the Participation Agreement, Physician will own and operate all aspects of his medical practice and will remain responsible for all operations of the medical practice, including all patient treatment decisions and employee, office, lease and financial affairs. Doctors Health is not engaged in the practice of medicine and will not interfere in any patient treatment decisions. The Participation Agreement provides an agreement by Physician not to differentiate or discriminate in the treatment of patients as to the quality of services delivered because of race, sex, age, religion, place of residence, health status or source of payment. Physician is required to make arrangements for 24 hour, seven day per week coverage to Doctors Health HMO Members through other primary care physicians who participate in the Doctors Health provider network.

    Doctors Health will provide to Physician a list of other physicians and other health care providers who provide medical services in the Doctors Health provider network. Other than in cases of a bona fide emergency, the Participation Agreement requires Physician to utilize the Doctors Health provider network when arranging for additional medical services required by Doctors Health HMO Members. Doctors Health may use Physician's name, specialty, telephone number and business location in marketing, descriptive and other information relating to the Doctors Health HMO Plans. The Participation Agreement provides that Physician may be precluded from participating in a Doctors Health HMO product by one of the Doctors Health HMO Plans. In such event, Doctors Health will notify Physician, in writing, within 30 days of learning of such an action, and will assist Physician, if requested, in seeking to overturn such an action.

Existing Primary Care Capitation Contracts

    The Participation Agreement provides that if Physician is a party, directly or indirectly, to any primary care capitation contract, Physician must notify Doctors Health of such contract and must use his commercially reasonable best efforts to assist Doctors Health in replacing such contract with a Doctors Health HMO Plan, provided that the payment terms of such Doctors Health HMO Plan are at or above the payment terms of such existing contract.

Quality Assurance/Utilization Review Programs

    Pursuant to the Participation Agreement, Physician will participate in all utilization review, quality assurance and credentialling programs operated by Doctors Health to assure or improve the quality and effective utilization of health care services to the Doctors Health HMO Members. In such connection, Physician agrees (i) not to hold Doctors Health or any other participants in such quality assurance/utilization review programs responsible for reasonable recommendations made or actions taken in good faith with respect to Physician, and (ii) to participate in all programs developed by Doctors Health that are designed to resolve Doctors Health HMO Member grievances.

Doctors Health Protocols

    Pursuant to the Participation Agreement, Physician agrees to follow the protocols and practice procedures which have been developed by Doctors Health's affiliated physicians which are applicable to physician participants in the Doctors Health provider network. In such connection, if Physician should ever deem any aspect of such protocols to be medically inappropriate or otherwise inappropriate for utilization, Physician may notify Doctors Health in writing with sufficient specificity to enable Doctors Health to respond to Physician's concerns.

Term; Termination

    The Participation Agreement will terminate five years from its effective date unless earlier terminated pursuant to its terms.

    Doctors Health may terminate the Participation Agreement by notice in writing to Physician (i) if Physician materially breaches the Participation Agreement and such breach continues for 30 days after written notice is given to Physician by Doctors Health specifying the nature of such breach, or (ii) for "good cause." The Participation Agreement defines "good cause " to mean the occurrence of any one of the following: (a) Physician's membership in any professional organization is terminated for cause related to professional conduct, or Physician resigns from any professional organizations under the threat of disciplinary action for professional conduct, (b) Physician is indicted for a charge of committing a felony or any misdemeanor involving moral turpitude, (c) Physician fails to comply with rules, regulations and policies imposed with regard to Medicare programs or fails to preserve his or her eligibility to participate in Medicare programs, (d) physician fails to comply with any material Doctors Health protocols, (e) Physician takes any action which puts a Doctors Health HMO Member's health at risk, or (f) Physician loses his or her license or certificate to practice medicine.

    Physician may terminate the Participation Agreement upon 90 days written notice to Doctors Health if Doctors Health fails to perform its obligations to Physician to pay any amounts required to be paid by Doctors Health to Physician.

Maintenance of Liability Insurance

    The Participation Agreement provides that Physician must maintain, at his expense, general and professional liability insurance coverage of not less than $1 million per claim and $3 million per year. Physician is required pursuant to the Participation Agreement to provide Doctors Health with copies of such policies or other evidence of compliance with such insurance requirements and is required to notify Doctors Health of any changes or cancellations to any such policy. In the event of a cancellation of a policy, Physician is required to purchase an extension of coverage endorsement within 10 days of written notice of discontinuance and must provide Doctors Health with a copy of such endorsement. Pursuant to the Participation Agreement, Physician must also notify Doctors Health promptly when any patient of Physician files a claim or any notice of intent to commence legal action alleging professional negligence against Physician, or of the settlement of any such claim, or if a judgment is entered against Physician in any such claim.

                            RESALE OF CLASS B COMMON STOCK

    The shares of Class B Common Stock offered by this Prospectus Supplement have been registered under the Securities Act of 1933, as amended. The shares will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. In addition, there is no public market for the Class B Common Stock.

                                    LEGAL MATTERS

    The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                       ANNEXES

    Annex A - Participation Agreement between Doctors Health, Inc. and David Hartig, M.D.

    Annex B - Shareholders Letter Agreement, delivered to Physician as Prospectus Supplement No. 26